SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                             Long Form Press Release

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2004
                                    Banco Latinoamericano de Exportaciones, S.A.

                                      By: /s/ Pedro Toll

                                      Name:  Pedro Toll
                                      Title: General Manager

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX") REPORTS FULL YEAR 2003 RECORD NET INCOME OF US$111.5 MILLION

   4Q03 Financial Highlights

o Net Income was US$16.2 million in the 4Q03, compared to US$17.8 million for the 3Q03, and US$15.0 million for the 4Q02.

o For the year, net income was US$111.5 million, compared to a loss of US$268.8 million in 2002.

o Short-term trade loans increased to US$1.4 billion, or 21%, for the quarter, and 77% from year-end 2002.

o The Bank reversed the declining trend of its overall loan portfolio, as total loans grew 6% for the quarter.

o The Bank sold US$15 million in nominal value of Argentine loans during the fourth quarter of 2003. Exposure in the country (net of allowance for credit losses and impairment loss) is US$240 million, down 39% from a year ago.

Panama City, Republic of Panama, February 17, 2004 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or "the Bank") (NYSE: BLX), a multinational bank specializing in trade finance for Latin America and the Caribbean, announced today its results for the fourth quarter and full year periods ended December 31, 2003. The Bank's financial statements are prepared in accordance with U.S. GAAP, and are stated in U.S. dollars.

The Bank reported net income of US$16.2 million for the fourth quarter of 2003, or US$0.41 per share, compared to net income of US$17.8 million, or US$0.45 per share, in the previous quarter, and net income of US$15.0 million, or US$0.85 per share, in the fourth quarter of 2002.

Net income for the fourth quarter of 2003 reflected the sale, and partial payment, of Argentine loans, which generated reversals of the allowance for loan losses. In addition, the Bank increased reserve coverage for certain Argentine borrowers, and reduced generic reserves related to certain countries (mainly Brazil). The net impact of these factors on earnings was a gain of US$9.5 million for the quarter.

For the full year 2003, the Bank achieved record net income of US$111.5 million, or US$3.88 per share, compared to a US$268.8 million loss, or US$15.56 per share, for 2002. The loss in 2002 reflected US$278.8 million of provisions for credit losses, and a US$44.3 million charge resulting from impairment losses on securities, both related to the Bank's Argentine portfolio.

                                   Key Figures

--------------------------------------------------------------------------------
                                     2002     2003       4Q02     3Q03     4Q03
--------------------------------------------------------------------------------
Net Income (In US$ millions)       (268.8)    111.5      15.0     17.8     16.2

EPS*                               (15.56)     3.88      0.85     0.45     0.41
Tier 1 Capital Ratio                 15.3%     35.4%     15.3%    37.8%    35.4%

Equity to Assets Ratio               11.2%     22.8%     11.2%    23.1%    22.8%
Return on Average Equity             n.s.**    23.9%     18.7%    12.6%    11.2%
Net interest margin                   1.5%      1.9%      1.8%     2.0%     2.1%
--------------------------------------------------------------------------------

* Earnings per share calculations are based on the average number of shares outstanding during each period. During the fourth quarter of 2003 the average number of common shares was 39.3 million, compared to 39.3 million in the third quarter of 2003, and compared to 17.3 million during the fourth quarter of 2002.

**    The abbreviation n.s. means not significant.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of BLADEX stated, "We had a good year in 2003. The strong performance that we posted was the result of seamless and disciplined execution of our strategy. As we look back at the value added by BLADEX during the year, we can summarize the effort in both quantitative and qualitative terms. In terms of the former, we can identify three main components:

First was the growth of our core business. During 2003, our overall short-term trade finance loan balances increased 77%, a remarkable achievement in light of the weak economic environment that prevailed in the region. Notably, the fourth quarter was the first in several periods in which we showed overall growth in our loan portfolio.

The second key financial driver of our performance was the management of our Argentine portfolio. We began 2003 with a net exposure of US$394 million, and ended the year with a net exposure of US$240 million, a reduction of 39%. Furthermore, during 2003 we restructured 80% of our portfolio in the country. During the first quarter of 2004, we began receiving the initial repayments of principal under some of these restructurings.

The third financial value driver of our performance was the combination of our capital management and our performance in terms of return on equity. In terms of our capitalization, June 27, 2003 marked a turning point for BLADEX with the success of its US$147 million rights offering. This event brought our Tier 1 Ratio from its weakest point in the year to its strongest ever (35.4%). Working off this strong capitalization, we were still able to deliver a solid 24% ROE and, based on the quality of our core business, announced last week the resumption of our practice of paying shareholder dividends. Further capital management actions will depend on the establishment of a positive track record in both our core revenue growth and principal repayments in respect of our restructured Argentine portfolio.

As for the qualitative aspects of our work, most importantly, we have hired Mr. Rubens Amaral to spearhead the execution of our commercial strategy. Mr. Amaral, formerly head of the North America operations at Banco do Brasil, will assume the position of BLADEX's Chief Commercial Officer beginning March 1, 2004. Mr. Amaral's successful track record, vision, energy and drive, along with his knowledge of the region and of the type of business we plan to develop, will accelerate the execution of our business plans.

On the qualitative front as well, we completed the first of a three-part brand study, the results of which will allow us to strengthen our position and add value to our brand in 2004 and beyond.

Finally, today we are launching our new corporate website at www.blx.com. We hope the new design and improved content, including our Code of Ethics and Corporate Governance Guidelines, will afford the market access to more timely and complete information about our company.

During 2004, we will continue to work towards our ultimate goal of becoming the leading trade finance house in the Region, while creating substantial value for our shareholders, and making improved opportunities for the people of the region a reality. To this end, we have the financial and human resources in place, have a well defined strategy to implement, have identified effective tactics and, most importantly, have the clients and execution skills to achieve our goals."

 [The following table was represented by a bar chart in the printed material.]

                                       Loan and Investment Portfolio Evolution

In US$ millions                       Dec-02   Mar-03   Jun-03  Sep-03    Dec-03
                                      ------   ------   ------  ------    ------
% Short-Term Trade
  Financing Growth                        9%      11%      21%       9%      21%
Medium-Term Lending and
  Short Term Non-Trade
  Lending                             1,293    1,081      878      796      684
Argentine Portfolio                     801      777      589      427      408
Short-Term Trade                        786      873    1,058    1,151    1,390

- Balances at End of Period

 [The following table was represented by a bar chart in the printed material.]

                  Loan and Investment Portfolio Disbursements

                                          US$ million
                                          -----------
                            3qtr02            550
                            4qtr02            682
                            1qtr03            583
                            2qtr03            746
                            3qtr03            733
                            4qtr03            958

-Includes disbursements of loans and investments.

 [The following table was represented by a bar chart in the printed material.]

                  Non-Argentine Loan and Investment Portfolio

                               Jan-03  Feb-03  Mar-03  Apr-03  May-03  Jun-03  Jul-03  Aug-03  Sep-03  Oct-03  Nov-03  Dec-03
                               ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Trade loans average days
  to maturity ................    140     126     128     124     116     117     120     115     118     130     125     138

Trade loans outstanding
  balance (In US$ millions)...  1,134   1,101   1,169   1,201   1,231   1,236   1,237   1,277   1,318   1,165   1,084   1,472

NET INTEREST INCOME

Net interest income in the fourth quarter of 2003 amounted to US$13.3 million, compared to US$13.4 million in the third quarter of 2003, and US$15.2 million in the fourth quarter of 2002. The US$1.9 million decline in the fourth quarter of 2003 compared to the fourth quarter of 2002 was mainly due to lower average loan volumes (volumes picked up only during the last three weeks of December), and lower interest rates, which generated a lower return on the Bank's liquidity.

Net interest income for the full year 2003 was US$54.0 million, compared to US$64.8 million for 2002. This US$10.8 million decline was mainly due to lower average loan volumes during 2003 ($2.2 billion million in 2003 versus $3.4 billion in 2002).

Net interest margin

The table below provides the net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

-------------------------------------------------------------------------
                       2002       2003      4Q02       3Q03      4Q03
-------------------------------------------------------------------------
Net Interest Margin    1.48%     1.87%      1.75%     1.96%      2.07%
Net Interest Spread    0.96%     1.23%      1.11%     1.31%      1.41%
-------------------------------------------------------------------------

      4Q03 vs. 3Q03

      The increases in net interest margin and net interest spread for the fourth quarter of 2003, compared to the third quarter of 2003, were due to increased interest collections on the Bank's non-accruing portfolio, an effect that was partially offset by lower lending margins on the accruing portfolio. The average net lending spread over LIBOR of the Bank's accruing loan and investment portfolio declined from 1.46% in the third quarter of 2003, to 1.37% in the fourth quarter of 2003.

      2003 vs. 2002

      The increase of 39 basis points in net interest margin for the full year 2003 compared to the full year 2002 was mainly due to increased interest collections on non-accruing assets in 2003.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

-----------------------------------------------------------------------------
 (In US$ thousands)                       2002    2003    4Q02    3Q03   4Q03
-----------------------------------------------------------------------------
Letters of credit                        3,655   4,242   1,206   1,092    794
Guarantees:
  Country risk coverage business         1,997   1,251     380     309    309
  Other guarantees                       2,305     936     246     242    145

Loans                                      968   1,459     260     270    346
                                         -----   -----   -----   -----    ---
-----------------------------------------------------------------------------
Total Commission Income                  8,925   7,889  2,092   1,913   1,595
                                         =====   =====  =====   =====   =====
-----------------------------------------------------------------------------

Commission income for the year 2003 decreased by 12% compared to the previous year, mostly due to decreased volumes in guarantees issued. The decline in letters of credit revenue during the fourth quarter of 2003 was mainly due to lower volumes in the Dominican Republic.

PROVISIONS FOR CREDIT LOSSES

During 2002, the Bank increased provisions for credit losses by US$278.8 million, mostly related to the Bank's Argentine credit portfolio. During 2003, the Bank reversed US$58.9 million of its allowance for credit losses, mostly as a result of the sale of Argentine loans at prices above their respective net book values.

OPERATING EXPENSES

The following table shows a breakdown of the components of total operating expenses for the periods indicated:

--------------------------------------------------------------------------------
(In US$ thousands)                         2002     2003    4Q02    3Q03    4Q03
--------------------------------------------------------------------------------

Salaries and other employee expenses      9,874   11,390   2,466   2,103   4,298
Depreciation of premises and equipment    1,418    1,512     391     378     381
Professional services                     2,395    3,147    -436     632     984
Maintenance and repairs                     916    1,166     257     292     335
Other operating expenses                  4,656    5,346   1,099   1,350   1,813
                                         ------   ------   -----   -----   -----
      Total Operating Expenses           19,259   22,561   3,777   4,755   7,812
                                         ======   ======   =====   =====   =====
--------------------------------------------------------------------------------

      4Q03 vs. 3Q03

      Salaries and other employee expenses for the third and fourth quarter of 2003 include provisions for variable compensation, and severance
      provisions   of  US$0.3   million   and  US$2.1   million,
      respectively. Professional services expenses for the fourth quarter of 2003 increased by US$0.4 million (56%), compared to the third quarter of 2003, mainly due to fees related to recruiting key personnel, and legal fees related to SEC regulatory requirements. Other operating expenses for the fourth quarter of 2003 increased by US$463 million (34%), compared to the third quarter of 2003, primarily due to expenses related to the brand image initiative being conducted by the Bank.

      2003 vs. 2002

      For the full year of 2003, total operating expenses were US$22.6 million, compared to US$19.3 million in 2002. Salaries and other employee expenses for 2002 and 2003 include variable compensation provisions and severance provisions of US$1.2 million and US$3.7 million, respectively. Excluding the impact of these provisions, salaries and other employee expenses for the full year of 2003 decreased by 12% compared to full year of 2002. Professional services and maintenance and repairs expenses for the full year of 2003 increased by $1.0 million (30%), compared to the full year of 2002, primarily due to consulting fees related to new compensation plans, recruiting of key personnel, external audit and information technology projects, and systems security work. Other operating expenses for the full year of 2003 increased by $0.7 million (15%), mainly due to higher insurance premiums for Directors and Officers.

BUSINESS OVERVIEW

The Bank's business activities are focused on providing trade financing and services to banks and strategic corporations in Latin America. The geographical composition (excluding the non-accruing portfolio in Argentina) of the Bank's net credit portfolio by type of client and exposure, as of December 31, 2003, was as follows:

----------------------------------------------------------------------------------------------------------------
                                                      Caribbean
                                                         and
                                         Dominican     Central      South                   Total       Total
                    Brazil    Mexico      Republic     America     America   Other (*)     12/31/03    09/30/03
----------------------------------------------------------------------------------------------------------------
Banks                   77%       33%          100%          44%        65%       100%           68%         75%
Other                   23%       67%            0%          56%        35%         0%           32%         25%
----------------------------------------------------------------------------------------------------------------
Trade                   81%       82%           72%          99%        54%         5%           73%         70%
Non-Trade               19%       18%           28%           1%        46%        95%           27%         30%
----------------------------------------------------------------------------------------------------------------

(*) Other - consists of reverse repurchase agreements classified as U.S. country risk of US$132 million and guarantees for US$7 million issued to a multilateral bank in Honduras.

During the fourth quarter of 2003, the Bank's exposure to non-financial entities as a percentage of its total portfolio increased from 25% at September 30, 2003 to 32% at December 31, 2003, mainly due to higher trade lending activity to state-owned petroleum companies in Mexico, Brazil, Trinidad and Tobago, and Costa Rica.

As of December 31, 2003, 93% of the Bank's credit portfolio (excluding Argentina) was scheduled to mature on or before December 31, 2004.

A per country distribution of the maturity profile of the Bank's medium-term exposure at December 31, 2003 is presented below:

(In US$ millions, except percentages)
--------------------------------------------------------------------------------
                       Medium term
                        portfolio                                           Past
      Country          outstanding       2004     2005    2006     2007      Due
--------------------------------------------------------------------------------
Brazil                    $315           $239      $37     $17      $21       $1
Colombia                    43              9        7       -       27        -
Costa rica                   2              2        -       -        -        -
Dominican Republic          10             10        -       -        -        -
El Salvador                  1              1        -       -        -        -
Jamaica                      0              0        -       -        -        -
Mexico                      87             40       13       3       29        -
Nicaragua                    6              6        -       -        -        -
Peru                        13              6        8       -        -        -
Venezuela                   61             51        8       2        -        -
Total                     $538           $364      $73     $22      $77       $1
                          ----           ----      ---     ---      ---       --
Percentage (%)            100%            68%      14%      4%      14%       0%
--------------------------------------------------------------------------------

The Bank's total assets and contingencies, and risk-weighted assets, as of December 31, 2003 were as follows:

(In US$ millions, except percentages)
--------------------------------------------------------------------------------
                               Total Assets and                 Risk
                               Contingencies -                Weighted
        Country               Nominal Amount (1)      %        Assets         %
--------------------------------------------------------------------------------
Argentina                           $440             16%        $435         28%
Brazil                             1,121             40%         444         28%
Chile                                133              5%          62          4%
Dominican Republic                    37              1%           6          0%
Mexico                               219              8%         164         10%
Venezuela                             61              2%          61          4%
Other Countries (2)                  778             28%         403         26%
--------------------------------------------------------------------------------
Total Credit Portfolio            $2,788            100%      $1,575        100%
--------------------------------------------------------------------------------
Other (3)                           $329                         $75
--------------------------------------------------------------------------------
(1) Excludes fair value adjustments in the aggregate amount of US$3 million allocated as follows: -US$5 million in Argentina, US$1 million in Brazil, US$5 million in Mexico and US$2 million in Colombia.
(2) Other countries - includes securities purchased under agreements to resell of US$132 million classified as US country risk, and US$7 million in guarantees issued to a multilateral bank in Honduras.
(3) Other - consists of cash and due from banks, interest-bearing deposits with banks, unearned income, premises and equipment, accrued interest receivable, derivatives, credit commitments, and other assets.

ARGENTINE EXPOSURE

The Bank's US$240 million exposure in Argentina, net of allowance for credit losses, represented 41% of the total equity capital of the Bank as of December 31, 2003, compared to 48% as of September 30, 2003, and 120% as of December 31, 2002.

The Bank's net exposures in Argentina as of December 31, 2003 and September 30, 2003 are presented in the following tables:

 [The following table was represented by a bar chart in the printed material.]


                               Argentine Exposure

In US$ millions        Dec-01  Mar-02  Jun-02  Sep-02  Dec-02  Mar-03  Jun-03  Sep-03  Dec-03
                       ------  ------  ------  ------  ------  ------  ------  ------  ------
Nominal Value           1,155  1,001    961     929     847     824     618     457     440
Net Exposure (1)        1,002    828    494     462     394     401     350     272     240
Reserve and mark to
  market as a % of
  nominal value           13%    17%    49%     50%     53%     51%     43%     40%     45%

(1) Exposure net of specific allowances for credit losses and net of fair value adjustments on investment securities (mark-to-market).

-------------------------------------------------------------------------------------------------------
                                                                  Acceptances                Repurchase
(In US$ millions)                       Loans    Investments   and Contingencies     Total   Agreements
-------------------------------------------------------------------------------------------------------
Nominal Value (gross portfolio)           398          10              32              440         132
Impairment loss                          n.a.         (5)            n.a.              (5)           -
                                         ----        ----            ----            -----       -----
Credit Portfolio at Dec. 31, 2003         398           5              32              435         132
Specific allowance for credit losses    (175)        n.a.            (20)            (195)           -
Collateral (U.S. Treasury Strips)           -           -               -                -       (132)
                                         ----        ----            ----            -----       -----
-------------------------------------------------------------------------------------------------------
Net Exposure at Dec. 31, 2003             223           5              11              240           0
                                         ----        ----            ----            -----       -----
-------------------------------------------------------------------------------------------------------
Net Exposure at Sept. 30, 2003            251           5              16              272           0
                                         ----        ----            ----            -----       -----
-------------------------------------------------------------------------------------------------------

As of December 31, 2003, the Bank's gross portfolio in Argentina amounted to US$440 million, a reduction of US$407 million, or 48%, compared to December 31, 2002. This reduction was mainly due to the sale of Argentine assets with a face value of US$308 million, the proceeds of which exceeded their carrying value (net of previously established loan loss allowances and fair value adjustments). The following table shows detailed information on these sales during 2003:

-------------------------------------------------------
(In US$ millions)             Loans  Investments  Total
-------------------------------------------------------
 Principal  (Nominal Value)     214       93        308
 Specific Credit Allowance    (171)     n.a.      (171)
 Impairment losses             n.a.     (75)       (75)
                              -----     ----      -----
 Net Carrying Value (A)          43       18         62
                              -----     ----      -----
 Sale proceeds (B)              106       41        146
                              -----     ----      -----
-------------------------------------------------------
 Gain on sales  (B-A)            63       22         85
                              -----     ----      -----
-------------------------------------------------------

The Bank's entire exposure in Argentina continues to be dominated in U.S. dollars. The Argentine portfolio distribution by industry type as of December 31, 2003 was as follows:

(In US$ millions, except percentages)
--------------------------------------------------------------------------------
                                                             Claims
                                                        (Gross Portfolio)
Industry                                                 As of Dec.31/03      %
--------------------------------------------------------------------------------
Non-Financial Entities
  Beverage                                                     $27            6%
  Telecommunications                                             4            1%
  Food production                                               15            3%
  Mining and oil and gas extraction                             51           12%
  Primary metal manufacturing                                    8            2%
  Utilities                                                     49           11%
--------------------------------------------------------------------------------
    Total Non-Financial Entities                              $153           35%
--------------------------------------------------------------------------------
Financial Institutions
  Controlled subsidiaries of major US and European Banks       $63           14%
  State owned banks supported by third party paper              66           15%
  State owned banks                                            158           36%
--------------------------------------------------------------------------------
    Total Financial Institutions                              $286           65%
--------------------------------------------------------------------------------
Total                                                         $440          100%
--------------------------------------------------------------------------------

In addition, as of December 31, 2003, the Bank had reverse repurchase agreements with Argentine counterparties totaling US$132 million, which were fully collateralized with U.S. Treasury securities, an amount unchanged from September 30, 2003 and December 31, 2002. These assets are classified as U.S. country risk.

Interest payments on Argentine credits (loans and securities) are recorded on a cash basis. The Bank collected interest from Argentine borrowers of approximately US$5 million during the fourth quarter 2003, and US$24 million for the year ended December 31, 2003. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during the fourth quarter 2003 was 98%, compared to 97% during the third quarter 2003, 81% during the second quarter of 2003, and 74% during the first quarter of 2003. These figures exclude interest payments received during each quarter that correspond to interest owed from prior quarters. Although significant amounts of interest have been received on a consistent basis from most of the Bank's clients in the country, the ultimate collection of principal on these loans is evaluated separately.

The Bank continues working with its Argentine clients to renegotiate and restructure their obligations. From this perspective, the composition and maturity profile of the Argentine portfolio as of December 31, 2003 was as follows:

(In US$ millions, except percentages)
--------------------------------------------------------------------------------
                                                  Assets maturing in year ended
                              Outstanding         ------------------------------
                                 As of                               2007-  Past
Status                       Dec. 31, 2003   %    2004  2005  2006   2010    Due
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Performing under original
  terms                           $36        8%    $11   $11   $12     $2      -
Restructured and performing
  under renegotiated terms        351       80%     77    62    73    139      -
In negotiations to be
  restructured (current in
  interest)                        18        4%     18     -     -      -      -
Not restructured and not
  paying interest                  34        8%      5     8     -      -     22
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total                            $440      100%   $111   $80   $85   $142    $22
--------------------------------------------------------------------------------

The portfolio of restructured and performing loans, under the renegotiated terms, has an average life of 2.3 years. No restructurings have involved discounts or losses of principal. Assets not restructured and not paying interest consist of obligations from three companies in the utilities sector.

BRAZIL EXPOSURE

At December 31, 2003 and September 30, 2003, the Bank's net exposure in Brazil was as follows:

(In US$ millions)
-----------------------------------------------------------------------------
At December 31, 2003                Loans  Investments  Contingencies   Total
-----------------------------------------------------------------------------
Nominal Value                       1,011       15            94        1,121
Fair value adjustments               n.a         1           n.a            1
                                    -----      ---           ---        -----
Credit Portfolio at Dec. 31, 2003   1,011       16            94        1,122

Allowance for credit losses          (33)      n.a           (2)         (35)
-----------------------------------------------------------------------------
Net Exposure at Dec. 31, 2003         978       16            93        1,087
                                    =====      ===           ===        =====
-----------------------------------------------------------------------------
Net Exposure at Sept. 30, 2003        966       22            89        1,078
                                    =====      ===           ===        =====
-----------------------------------------------------------------------------

As of December 31, 2003, the Bank's credit exposure in Brazil was composed of 77% obligations due from banks and 23% from non-financial entities. As of December 31, 2003, the trade finance segment of the Brazilian credit portfolio was 81%, compared to 76% as of September 30, 2003, and to 63% as of December 31, 2002.

As of December 31, 2003, 69% of the outstanding Brazilian non-trade credit portfolio, in the amount of US$150 million, was scheduled to mature on or before December 31, 2004.

At the end of the fourth quarter of 2003, the Brazilian portfolio had no past due interest amounts and included one impaired loan on non-accruing status in the amount of US$47 million to a Brazilian corporation, for which the Bank has established a specific allowance for possible loan losses. During the fourth quarter of 2003, the Bank collected interest income on a cash basis of US$1.6 million from this borrower. On December 29, 2003, this Brazilian corporation reached an agreement with its private creditors to reschedule approximately US$787 million of outstanding debt over the next five years, which is expected to resolve all outstanding defaults and accelerations with creditors. In addition, the parent company of this Brazilian corporation has agreed on the terms of the restructuring of its outstanding loans owed to a Brazilian state-owned bank.

LIQUIDITY

During the third quarter of 2003, the Bank reduced its liquidity funds to gradually match historical levels. The Bank's net cash position (cash due from banks, plus interest bearing deposits with banks) as a percentage of its overall balance sheet was 9.9% at the end of the fourth quarter of 2003, compared to 10.5% as of September 30, 2003, and 16.4% as of December 31, 2002, respectively. The Bank's net cash position represented 36% of deposits as of December 31, 2003, compared to 42% as of September 30, 2003, and 87% a year ago.

During the year, deposits increased by 27% to US$703 million. The increase in deposits was mostly due to new deposits from central banks of the region and state-owned companies.

ASSET QUALITY

The Bank's US$258.3 million allowance for credit losses as of December 31, 2003 compares to an allowance of US$272.3 million as of September 30, 2003, and US$453.1 million as of December 31, 2002. The decrease in the fourth quarter of 2003 was principally due to the sale of Argentine loans with specific allowances totaling US$12.5 million. The following table sets forth changes in the Bank's allowance for credit losses for the quarters ended at the dates indicated:

(In US$ millions)
------------------------------------------------------------------------------------------------------------------
                                     30-JUN-02   30-SEP-02  31-DEC-02  31-MAR-03  30-JUN-03  30-SEP-03  31-DEC-03
------------------------------------------------------------------------------------------------------------------
Allowance for credit losses
At beginning of period                   214.7       474.6      474.9      453.1      445.6      322.8      272.3
  Provisions  charged  to  expense (1)   259.9         0.0       -1.2        0.3      -44.6       -5.1       -9.4
  Credit recoveries                        0.0         0.3        0.0        0.0        0.0        2.0          0
  Credits  written-off against the         0.0         0.0      -20.6       -7.8      -78.2      -47.4       -4.6
  allowance
------------------------------------------------------------------------------------------------------------------
Balance at end of period                 474.6       474.9      453.1      445.6      322.8      272.3      258.3
------------------------------------------------------------------------------------------------------------------

(1) Includes reversals in the provision for loan losses of US$44.1 million, US$9.9 million and US$8.7 million as a result of the sale of Argentine loans during the 2Q03, 3Q03 and 4Q03, respectively.

At December 31, 2003, the allowance for credit losses and net exposure on a per country basis was as follows:

------------------------------------------------------------------------------------------------------------------------
                                               Claims         Fair Value       Credit         Allowance            Net
                                           (Nominal Value)    Adjustments     Exposure    for credit losses     Exposure
------------------------------------------------------------------------------------------------------------------------
Argentina                                        440             (5)              435            (195)               240
Brazil                                         1,121               1            1,122             (35)             1,087
Other Countries                                1,228               6            1,234             (28)             1,207
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total                                          2,788               3            2,791            (258)             2,533
------------------------------------------------------------------------------------------------------------------------

PERFORMANCE AND CAPITAL RATIOS

At the end of the fourth quarter of 2003, the number of common shares outstanding was 39.4 million, compared to 17.3 million common shares outstanding at December 31, 2002, reflecting a 22 million increase in the number of shares resulting from the issuance of new equity capital in the amount of US$147 million at the end of the second quarter of 2003.

The return on average shareholder's equity and the return on average assets for the fourth quarter of 2003 were 11.2% and 2.7%, respectively, compared to 12.6% and 2.8%, respectively, for the third quarter of 2003, and 18.7% and 1.9%, respectively, for the fourth quarter of 2002. The higher figures in the previous quarters are mostly a reflection of the lower capitalization levels prior to the June 27, 2003 rights offering.

The ratio of common equity to total assets at the close of the fourth quarter 2003 was 22.8%, compared to 23.1% at the close of the third quarter 2003 and 11.2% at the close of the fourth quarter 2002. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios as of December 31, 2003, would have been 35.4% and 36.7%, respectively, compared to 37.8% and 39.0%, respectively, as of September 30, 2003, and compared to 15.3% and 16.5%, respectively, as of December 31, 2002.

MR. RUBENS AMARAL

Beginning March 1, 2004, Mr. Amaral will join the Bank as Chief Commercial Officer, to take charge of executing its business strategy. In this capacity, he will have responsibility for the sales force, product development, the Bank's New York Agency and the representative offices in the Region. Mr. Amaral, who served on BLADEX's Board of Directors, has over 25 years of experience in the international banking field, having held various positions within Banco do Brasil, including General Manager of the New York Branch and Managing Director of North America operations. His vast experience with Brazil and the Latin American markets in general, as well as his intimate familiarity with the Bank, make him a particularly valuable addition to BLADEX's management team.

RECENT EVENTS

o New CEO - As previously announced, Mr. Jaime Rivera took over the role of CEO of BLADEX on January 1, 2004.

o Strategic Alliances - On January 9, 2004, BLADEX and Trade Source International ("TSI") announced a strategic alliance to offer the Bank's clients TSI's suite of global trade finance services. The services include creating export-credit agency financing and payment solutions for trade-related transactions.

o Options Program for Senior Management - During the fourth quarter of 2003, the Company established an indexed options program for senior management. Details will be provided in the proxy statement related to the 2003 Annual Stockholders meeting.

o Annual Shareholders Meeting - BLADEX will hold its Annual Shareholders Meeting on April 14, 2004, at the Marriott Hotel in Panama City. Among the matters up for vote by Class E shareholders is the election of Directors to fill two Board positions currently held by representatives of Class B shareholders who, according to the Company's Articles of Incorporation, will lose these positions, since the Class B shares now represent less than 10% of the Bank's outstanding shares.

ABOUT BLADEX

BLADEX is a multinational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and commercial banks in 23 countries of the region, as well as international banks and private investors. As of December 31, 2003, over its 24 years of operations, BLADEX had disbursed accumulated credits of over US$124 billion in the region.

--------------------------------------------------------------------------------
This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the acceleration of the execution of the Bank's business plans, the strengthening of the Bank's position, and additional value of the Bank's brand, resulting from the Bank's brand study, and the ability of the Bank to achieve its goal of becoming the leading trade finance house in the region. These forward-looking statements reflect the expectations of the bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the bank's credit portfolio, adverse economic or political developments in the region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
--------------------------------------------------------------------------------

There will be a conference call on February 18, 2004 at 11:00 a.m. ET in the U.S. (11:00 a.m. Panamanian time). For those interested in participating, please call (800) 447-0521 in the United States or if outside the United States, please dial the applicable international access code + U.S. country code followed by
(847)  413-3238.  All  participants  should  give the  conference  name  "BLADEX
Quarterly Call" or the conference ID#8380127 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial (888) 843-8996 and follow the instructions. The Conference ID# for the call that will be replayed is 8380127.

                                    CONSOLIDATED STATEMENT OF OPERATIONS                                  EXHIBIT I
-------------------------------------------------------------------------------------------------------------------
                                                                              FOR THE THREE MONTHS ENDED
                                                              -----------------------------------------------------
                                                                    (A)                (B)                 (C)
                                                              Dec. 31, 2002      Sept. 30, 2003       Dec. 31, 2003
-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income .............................................     $32,710             $22,769              $21,522
Interest expense (1) ........................................     (17,544)             (9,339)              (8,253)
                                                               -----------        ------------          -----------
NET INTEREST INCOME .........................................      15,166              13,430               13,270

Provision for loan losses ...................................        (688)             10,093               14,661
                                                               -----------        ------------          -----------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR
LOAN LOSSES .................................................      14,478              23,523               27,930

OTHER INCOME (EXPENSE):
Commission income, net ......................................       2,083               1,782                1,400
Provision for losses on off-balance sheet credit risk. ......       1,881              (5,043)              (5,127)
Derivatives and hedging activities ..........................        (367)             (6,667)                (199)
Impairment loss on securities ...............................          (8)                (75)                   0
Gain on early extinguishment of debt ........................           0                   0                    0
Gain on sale of securities available for sale ...............          64               8,860                    0
Gain (loss) on foreign currency exchange ....................         330                 176                    3
Other income ................................................         430                   2                   38
                                                               -----------        ------------          -----------
NET OTHER INCOME (EXPENSE) ..................................       4,412                (965)              (3,886)


OPERATING EXPENSES:
Salaries and other employee expenses ........................      (2,466)             (2,103)              (4,298)
Depreciation of premises and equipment ......................        (391)               (378)                (381)
Professional services .......................................         436                (632)                (984)
Maintenance and repairs .....................................        (257)               (292)                (335)
Other operating expenses ....................................      (1,099)             (1,350)              (1,813)
                                                               -----------        ------------          -----------
TOTAL OPERATING EXPENSES ....................................      (3,777)             (4,755)              (7,812)

INCOME (LOSS) FROM CONTINUING OPERATIONS ....................     $15,113             $17,803              $16,233

DISCONTINUED OPERATIONS:
Loss from operations and disposal of business segment .......        (103)                  0                    0
                                                               -----------        ------------          -----------

NET INCOME (LOSS) ...........................................     $15,010             $17,803              $16,233
                                                               ===========        ============          ===========
NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS ...............................................     $14,755             $17,803              $16,233

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ...........        0.85                0.45                 0.41
Diluted earnings (losses) per share .........................        0.85                0.45                 0.41

COMMON SHARES OUTSTANDING:
Period average ..............................................      17,343              39,343               39,343

PERFORMANCE RATIOS:
Return on average assets ....................................       1.93%               2.83%                2.71%
Return on average common stockholders' equity. ..............      18.69%              12.65%               11.15%
Net interest margin. ........................................       1.75%               1.96%                2.07%
Net interest spread. ........................................       1.11%               1.31%                1.41%
Total operating expenses to total average assets ............       0.49%               0.76%                1.31%
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                                  (C) -(B)                      (C) -(A)
                                                                   CHANGE           %            CHANGE                   %
--------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income .............................................      ($1,246)         (5)%        ($11,187)               (34)%
Interest expense (1) ........................................        1,086         (12)            9,291                (53)
                                                               ------------                   -----------
NET INTEREST INCOME .........................................         (160)         (1)           (1,896)               (13)

Provision for loan losses ...................................        4,567          45            15,349                n.s  (*)
                                                               ------------                   -----------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR
LOAN LOSSES .................................................        4,407          19            13,453                 93

OTHER INCOME (EXPENSE):
Commission income, net ......................................         (382)        (21)             (683)               (33)
Provision for losses on off-balance sheet credit risk .......          (84)          2            (7,008)              (373)
Derivatives and hedging activities ..........................        6,467         (97)              168                (46)
Impairment loss on securities ...............................           75        (100)                8               (100)
Gain on early extinguishment of debt ........................            0         n.a.                0               n.a.  (*)
Gain on sale of securities available for sale ...............       (8,860)       (100)              (64)              (100)
Gain (loss) on foreign currency exchange ....................         (174)        (99)             (327)               (99)
Other income ................................................           36         n.s              (392)               (91) (*)
                                                               ------------                   -----------
NET OTHER INCOME (EXPENSE) ..................................       (2,921)        303            (8,298)              (188)


OPERATING EXPENSES:
Salaries and other employee expenses ........................       (2,195)        104            (1,832)                74
Depreciation of premises and equipment ......................           (3)          1                10                 (3)
Professional services .......................................         (353)         56            (1,421)              (326)
Maintenance and repairs .....................................          (43)         15               (78)                30
Other operating expenses ....................................         (463)         34              (714)                65
                                                               ------------                   -----------
TOTAL OPERATING EXPENSES ....................................       (3,056)         64            (4,034)               107

INCOME (LOSS) FROM CONTINUING OPERATIONS ....................      ($1,570)         (9)           $1,120                  7

DISCONTINUED OPERATIONS:
Loss from operations and disposal of business segment .......            0         n.a.              103               (100) (*)
                                                               ------------                   -----------

NET INCOME (LOSS) ...........................................      ($1,570)         (9)           $1,223                  8
                                                               ============                   ===========
NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS ...............................................      ($1,570)         (9)%          $1,478                 10%
--------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.
(*) The meanings of the abbreviations for the percentage change of periods presented are as follows: n.s means not significant and n.a means not applicable.

                                                                     CONSOLIDATED BALANCE SHEET           EXHIBIT II
-----------------------------------------------------------------------------------------------------------------------
                                                                                   AT THE END OF,
                                                                  -----------------------------------------------------
                                                                       (A)                (B)                (C)
                                                                  Dec. 31, 2002     Sept. 30, 2003      Dec. 31, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                                         (In US$ thousands, except percentages)
ASSETS
Cash and due from banks ...............................            $      828         $    1,110         $      868
Interest-bearing deposits with banks ..................               483,436            259,042            253,946
Securities purchased under agreements to resell .......               132,022            132,022            132,022
Securities available for sale .........................               149,159             54,006             48,341
Securities held to maturity ...........................                11,555             38,581             29,452
Loans .................................................             2,516,512          2,151,755          2,275,031
Less:
   Allowance for loan losses ..........................              (429,720)          (243,479)          (224,347)
   Unearned income ....................................                (9,485)            (3,654)            (4,282)
                                                                   ----------         ----------         ----------
   Loans, net .........................................             2,077,307          1,904,621          2,046,402

Customers' liabilities under acceptances ..............                34,840             44,511             29,006
Premises and equipment ................................                 5,087              4,367              4,119
Accrued interest receivable ...........................                15,412             12,015             10,931
Derivatives financial instruments - assets ............                 6,571              1,654              2,256
Other assets ..........................................                13,050              7,204              6,214
                                                                   ----------         ----------         ----------
TOTAL ASSETS ..........................................            $2,929,267         $2,459,133         $2,563,556
                                                                   ==========         ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Noninterest-bearing - Demand .......................                23,102             16,554             19,370
   Interest-bearing - Time ............................               528,871            596,144            683,585
                                                                   ----------         ----------         ----------
Total Deposits ........................................               551,973            612,698            702,955

Short-term borrowings and placements ..................               647,344            596,698            687,214
Medium and long-term borrowings and placements ........             1,285,493            573,689            485,516

Acceptances outstanding ...............................                34,840             44,511             29,006
Accrued interest payable ..............................                11,872              5,479              5,432
Derivatives financial instruments - liabilities .......                20,020              8,866             13,021
Reserve for losses on off-balance sheet credit risk ...                23,370             28,837             33,973
Other liabilities .....................................                12,955             10,121             11,163
Redeemable preferred stock (1) ........................                     0             10,474             10,946
                                                                   ----------         ----------         ----------
Total other liabilities ...............................               103,057            108,289            103,542
TOTAL LIABILITIES .....................................            $2,587,868         $1,891,374         $1,979,227
                                                                   ----------         ----------         ----------
REDEEMABLE PREFERRED STOCK (1) ........................            $   12,476         $        0         $        0

STOCKHOLDERS' EQUITY
Common stock, no par value ............................               133,235            279,976            279,978
Treasury stock ........................................               (85,634)           (85,634)           (85,570)
Capital surplus .......................................               145,490            133,717            133,817

Capital reserves ......................................                95,210             95,210             95,210
Accumulated other comprehensive income (loss) .........                  (118)             8,974              9,876
Retained earnings .....................................                40,740            135,515            151,017
                                                                   ----------         ----------         ----------
 TOTAL STOCKHOLDERS' EQUITY ...........................            $  328,923         $  567,759         $  584,329
                                                                   ----------         ----------         ----------
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK,
   AND STOCKHOLDERS' EQUITY ...........................            $2,929,267         $2,459,133         $2,563,556
                                                                   ==========         ==========         ==========

-----------------------------------------------------------------------------------------------------------------------

                                                                  (C) -(B)                     (C) -(A)
                                                                   CHANGE          %            CHANGE            %
-----------------------------------------------------------------------------------------------------------------------

ASSETS
Cash and due from banks ...............................        ($    242)        (22)%        $      40            5%
Interest-bearing deposits with banks ..................           (5,096)         (2)          (229,490)         (47)
Securities purchased under agreements to resell .......                0           0                  0            0
Securities available for sale .........................           (5,665)        (10)          (100,818)         (68)
Securities held to maturity ...........................           (9,129)        (24)            17,897          155
Loans .................................................          123,276           6           (241,481)         (10)
Less:
   Allowance for loan losses ..........................           19,132          (8)           205,373          (48)
   Unearned income ....................................             (628)         17              5,203          (55)
                                                                --------                      ---------
   Loans, net .........................................          141,780           7            (30,905)          (1)

Customers' liabilities under acceptances ..............          (15,505)        (35)            (5,834)         (17)
Premises and equipment ................................             (248)         (6)              (968)         (19)
Accrued interest receivable ...........................           (1,084)         (9)            (4,481)         (29)
Derivatives financial instruments - assets ............              602          36             (4,315)         (66)
Other assets ..........................................             (990)        (14)            (6,836)         (52)
                                                                --------                      ---------
TOTAL ASSETS ..........................................         $104,422           4%         ($365,711)         (12)%
                                                                ========                      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Noninterest-bearing - Demand .......................            2,817          17%            (3,732)         (16)%
   Interest-bearing - Time ............................           87,441          15            154,714           29
                                                                --------                      ---------
Total Deposits ........................................           90,257          15            150,982           27

Short-term borrowings and placements ..................           90,516          15             39,870            6
Medium and long-term borrowings and placements ........          (88,172)        (15)          (799,977)         (62)
Acceptances outstanding ...............................          (15,505)        (35)            (5,834)         (17)
Accrued interest payable ..............................              (48)         (1)            (6,440)         (54)
Derivatives financial instruments - liabilities .......            4,155          47             (6,999)         (35)
Reserve for losses on off-balance sheet credit risk ...            5,136          18             10,603           45
Other liabilities .....................................            1,042          10             (1,792)         (14)
Redeemable preferred stock (1) ........................              472           5             10,946            0
                                                                --------                      ---------
Total other liabilities ...............................           (4,747)         (4)               484            0
TOTAL LIABILITIES .....................................         $ 87,853           5%         ($608,641)         (24)%
                                                                --------                      ---------
REDEEMABLE PREFERRED STOCK (1) ........................                0           0%           (12,476)           0%

STOCKHOLDERS' EQUITY
Common stock, no par value
Treasury stock
Capital surplus

Capital reserves
Accumulated other comprehensive income (loss)
Retained earnings

 TOTAL STOCKHOLDERS' EQUITY ...........................        $  16,569           3%         $ 255,405           78%
                                                                --------                      ---------
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK,
     AND STOCKHOLDERS' EQUITY .........................        $ 104,422           4%         ($365,711)         (12)%
                                                                ========                      =========

-----------------------------------------------------------------------------------------------------------------------

(1) SFAS 150 regarding the inclusion of reedemable preferred stock as part of the "other liability" line item was effective as of July 1, 2003.

                                              SUMMARY CONSOLIDATED FINANCIAL DATA
          (Consolidated Statements of Operations, Balance Sheet, and Selected Financial Ratios)                         EXHIBIT III
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                          -------------------------------
                                                                                            2002                  2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              (In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income (1) ......................................................          $    64,779            $   53,987
Provision for loan losses and off-balance sheet credit risk ..................             (278,756)               58,905
Commission income net (1) ....................................................                8,886                 7,446
Derivatives and hedging activities ...........................................                 (341)               (7,988)
Impairment loss on securities ................................................              (44,268)                 (953)
Gain on early extinguishment of debt .........................................                1,430                   789
Gain on sale of securities available for sale ................................                  184                22,211
Gain (loss) on foreign currency exchange .....................................                  301                  (382)
Other income .................................................................                  553                    42
Operating expenses ...........................................................              (19,259)              (22,561)
                                                                                        -----------            ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS .....................................          ($  266,492)           $  111,496

DISCONTINUED OPERATIONS:
   Loss from operations and disposal of business segment .....................               (2,346)                    0
                                                                                        -----------            ----------
NET INCOME (LOSS) ............................................................          ($  268,838)           $  111,496
                                                                                        ===========            ==========
Net income (loss) available for common stockholders ..........................          ($  269,850)           $  111,130

BALANCE SHEET DATA:
Loans, net ...................................................................            2,077,307             2,046,402
Securities purchased under agreements to resell ..............................              132,022               132,022
Investment securities ........................................................              160,714                77,793
Total assets .................................................................            2,929,267             2,563,556
Deposits .....................................................................              551,973               702,955
Short-term borrowings and placements .........................................              647,344               687,214
Medium and long-term borrowings and placements ...............................            1,285,493               485,516
Redeemable preferred stock (2) ...............................................                    0                10,946
Total liabilities ............................................................            2,587,868             1,979,227
Redeemable preferred stock ...................................................               12,476                     0
Common stockholders' equity ..................................................              328,923               584,329

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ............................               (15.56)                 3.88
Diluted earnings (losses) per share ..........................................               (15.56)                 3.88
Book value (period average) ..................................................                25.66                 16.19
Book value (period end) ......................................................                18.91                 14.84

COMMON SHARES OUTSTANDING:
Period average ...............................................................               17,343                28,675
Period end ...................................................................               17,343                39,353

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets .....................................................                -6.47%                 4.24%
Return on average stockholders' equity .......................................               -60.48%                23.91%
Net interest margin ..........................................................                 1.48%                 1.87%
Net interest spread ..........................................................                 0.96%                 1.23%
Total operating expenses to total average assets .............................                 0.46%                 0.86%

ASSET QUALITY RATIOS:

Non-accruing loans and investments to total loan and investment  portfolio ...                25.93%                18.14%
Net charge offs to total loan and investment portfolio .......................                 0.73%                 5.48%
Allowance for loan losses to total loans .....................................                17.14%                 9.88%
Allowance for loan losses to non-accruing loans ..............................                62.15%                50.43%
Allowance for losses on off-balance sheet credit risk to total
  contingencies ..............................................................                 5.53%                11.10%

CAPITAL RATIOS:
Stockholders' equity to total assets .........................................                11.23%                22.79%
Tier 1 capital to risk-weighted assets .......................................                15.26%                35.42%
Total capital to risk-weighted assets ........................................                16.51%                36.67%

-----------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

(2) SFAS 150 regarding the inclusion of reedemable preferred stock as part of the "other liability" line item was effective as of July 1, 2003.

                      CONSOLIDATED STATEMENT OF OPERATIONS                                                               EXHIBIT IV

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  FOR THE YEAR
                                                                                ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                          2002                  2003        CHANGE            %
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    (In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income ...................................................     $165,800             $ 98,395     ($ 67,405)         (41)
Interest expense (1)...............................................     (101,021)             (44,408)       56,613          (56)
                                                                       ---------             --------      --------         ----

NET INTEREST INCOME................................................       64,779               53,987       (10,792)         (17)

Provision for loan losses..........................................     (272,586)              69,508       342,094         (125)
                                                                       ---------             --------      --------         ----

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES.........     (207,807)             123,495       331,302         (159)

OTHER INCOME (EXPENSE):
Commission income, net.............................................        8,886                7,446        (1,441)         (16)
Provision for losses on off-balance sheet credit risk..............       (6,170)             (10,603)       (4,433)          72
Derivatives and hedging activities.................................         (341)              (7,988)       (7,647)         n.s(*)
Impairment loss on securities......................................      (44,268)                (953)       43,315          (98)
Gain on early extinguishment of debt...............................        1,430                  789          (641)         (45)
Gain on sale of securities available for sale......................          184               22,211        22,027          n.s(*)
Gain (loss) on foreign currency exchange...........................          301                 (382)         (682)        (227)
Other income ......................................................          553                   42          (510)         (92)
                                                                       ---------             --------      --------         ----
NET OTHER INCOME (EXPENSE).........................................      (39,425)              10,562        49,987         (127)

OPERATING EXPENSES:
Salaries and other employee expenses...............................       (9,874)             (11,390)       (1,517)          15
Depreciation of Premises and Equipment.............................       (1,418)              (1,512)          (94)           7
Professional services..............................................       (2,395)              (3,147)         (752)          31
Maintenance and repairs............................................         (916)              (1,166)         (250)          27
Other operating expenses...........................................       (4,656)              (5,346)         (690)          15
                                                                       ---------             --------      --------         ----
TOTAL OPERATING EXPENSES...........................................      (19,259)             (22,561)       (3,302)          17

INCOME (LOSS) FROM CONTINUING OPERATIONS...........................    ($266,492)            $111,496      $377,988         (142)

DISCONTINUED OPERATIONS:
Loss from operations and disposal of business segment..............       (2,346)                   0         2,346         (100)
                                                                       ---------             --------      --------         ----

NET INCOME (LOSS)..................................................    ($268,838)            $111,496      $380,334         (141)
                                                                       =========             ========      ========         ====

-----------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

(*) The meanings of the abbreviations for the percentage change of periods presented are as follows: n.s means not significant and n.a means not applicable.

                                              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES                        EXHIBIT V

------------------------------------------------------------------------------------------------------------------------------------
                                                                             FOR THE THREE MONTHS ENDED,
                                             ---------------------------------------------------------------------------------------
                                                  December 31, 2002            September 30, 2003             December 31, 2003
                                             -------------------------      ------------------------      --------------------------
                                             AVERAGE              AVG.      AVERAGE             AVG.      AVERAGE              AVG.
                                             BALANCE   INTEREST   RATE      BALANCE  INTEREST   RATE      BALANCE   INTEREST   RATE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         (In US$ thousands, except percentages)

INTEREST EARNING ASSETS
Interest-bearing deposits with
  banks..................................    $487,325   $1,824    1.46%    $317,169     $824    1.02%     $301,941     $720    0.93%
Securities purchased under
  agreements to resell...................     132,022      788    2.34      132,022      642    1.90       132,022      624    1.85
Loans, net of discount...................   1,891,845   19,183    3.97    1,630,161   13,854    3.33     1,556,705   12,096    3.04
Impaired loans...........................     729,279    7,199    3.86      523,420    5,765    4.31       460,126    6,599    5.61
Investment securities....................     196,915    3,716    7.38      111,003    1,683    5.93        90,135    1,484    6.44

                                           ---------------------------   ---------------------------    ---------------------------
TOTAL INTEREST EARNING ASSETS............  $3,437,387  $32,710    3.72%  $2,713,775  $22,769    3.28%   $2,540,929  $21,522    3.31%
                                           ---------------------------   ---------------------------    ---------------------------

Non interest earning assets..............     $72,677                       $54,146                        $59,504
Allowance for loan losses................    (449,118)                     (278,190)                      (235,680)
Other assets.............................      21,694                         8,305                          8,768

                                           ----------                    ----------                     ----------
TOTAL ASSETS.............................  $3,082,640                    $2,498,036                     $2,373,521
                                           ----------                    ----------                     ----------

INTEREST BEARING LIABILITITES
Deposits.................................    $550,778   $2,386    1.70%    $559,101   $1,638    1.15%     $636,163   $1,915    1.18%
Short-term borrowings and placements.....     721,825    4,379    2.37      565,633    2,796    1.93       513,653    2,138    1.63
Medium and long-term borrowings
  and placements.........................   1,358,701   10,779    3.10      712,697    4,905    2.69       536,080    3,834    2.80
Redeemable preferred stock (1)...........           0        0     n.a.      10,696        0    0.00        10,405      366   13.75

                                           ---------------------------   ---------------------------    ---------------------------
TOTAL INTEREST BEARING LIABILITIES (2)...  $2,631,304  $17,544    2.61%  $1,848,128   $9,339    1.98%   $1,696,301   $8,253    1.90%
                                           ---------------------------   ---------------------------    ---------------------------

Non interest bearing liabilities
  and other liabilities..................    $125,564                       $91,526                        $99,738

TOTAL LIABILITIES........................   2,756,868                     1,939,654                      1,796,038

REDEEMABLE PREFERRED STOCK (1)...........      12,562                             0                              0
STOCKHOLDERS' EQUITY.....................     313,211                       558,382                        577,483

TOTAL LIABILITIES, REDEEMABLE PREFERRED    ----------                    ----------                     ----------
STOCK AND STOCKHOLDERS' EQUITY...........  $3,082,640                    $2,498,036                     $2,373,521
                                           ----------                    ----------                     ----------

NET INTEREST SPREAD......................                         1.11%                         1.31%                          1.41%
                                                                  ----                          ----                           ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN........................              $15,166    1.75%              $13,430    1.96%               $13,270    2.07%
                                                       ---------------               ----------------               ---------------

------------------------------------------------------------------------------------------------------------------------------------

(1) SFAS 150 regarding the inclusion of reedemable preferred stock as part of the "other liability" line item was effective as of July 1, 2003.

(2) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.


                                    CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES                        EXHIBIT VI

---------------------------------------------------------------------------------------------------------------------------
                                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------------------------
                                                                             2002                            2003
                                                               ----------------------------   -----------------------------
                                                                  AVERAGE              AVG.      AVERAGE               AVG.
                                                                  BALANCE   INTEREST   RATE      BALANCE    INTEREST   RATE
---------------------------------------------------------------------------------------------------------------------------
                                                                           (In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks.........................    $563,265    $9,717    1.70%    $401,159     $4,621    1.14%
Securities purchased under agreements to resell..............     182,258     4,660    2.52      132,022      2,619    1.96
Loans, net of discount.......................................   2,944,712   117,450    3.93    1,654,002     59,240    3.53
Impaired loans...............................................     418,900    16,572    3.90      572,812     24,086    4.15
Investment securities........................................     255,285    17,402    6.72      124,686      7,830    6.19

                                                               ----------------------------   -----------------------------
TOTAL INTEREST EARNING ASSETS................................  $4,364,420  $165,800    3.75%  $2,884,681    $98,395    3.36%
                                                               ----------------------------   -----------------------------

Non interest earning assets..................................     $76,074                        $56,553
Allowance for loan losses....................................    (323,110)                      (324,758)
Other assets.................................................      34,667                         14,428

                                                               ----------                     ----------
TOTAL ASSETS.................................................  $4,152,052                     $2,630,904
                                                               ----------                     ----------


INTEREST BEARING LIABILITITES
Deposits.....................................................    $791,601   $15,283    1.90%    $573,348     $7,348    1.26%
Short-term borrowings and placements.........................   1,218,036    33,555    2.72      604,209     12,050    1.97
Medium and long-term borrowings and placements...............   1,568,723    52,183    3.28      867,599     24,644    2.80
Redeemable preferred stock (1)...............................           0         0     n.a.       5,319        366    6.78

                                                               ----------------------------   -----------------------------
TOTAL INTEREST BEARING LIABILITIES (2).......................  $3,578,360  $101,021    2.78%  $2,050,474    $44,408    2.14%
                                                               ----------------------------   -----------------------------

Non interest bearing liabilities and other liabilities.......    $113,911                       $109,584

TOTAL LIABILITIES............................................   3,692,271                      2,160,058

REDEEMABLE PREFERRED STOCK (1)...............................      13,624                          5,982
STOCKHOLDERS' EQUITY.........................................     446,157                        464,864

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK
                                                               ----------                     ----------
AND STOCKHOLDERS' EQUITY.....................................  $4,152,052                     $2,630,904
                                                               ----------                     ----------

NET INTEREST SPREAD..........................................                          0.96%                           1.23%
                                                                                       ----                            ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN............................................               $64,779    1.48%                $53,987    1.87%
                                                                            ---------------                 ----------------


----------------------------------------------------------------------------------------------------------------------------

(1) SFAS 150 regarding the inclusion of reedemable preferred stock as part of the "other liability" line item was effective as of July 1, 2003.

(2) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.


                                        CONSOLIDATED STATEMENT OF OPERATIONS
                                   (In US$ thousands, except percentages & ratios)                                       EXHIBIT VII

------------------------------------------------------------------------------------------------------------------------------------
                                                                               FOR THE THREE MONTHS ENDED
                                                      YEAR      --------------------------------------------------------     YEAR
                                                      ENDED                                                                  ENDED
                                                    DEC 31/02   DEC 31/02   MAR 31/03   JUN 30/03   SEP 30/03  DEC 31/03   DEC 31/03
                                                  ----------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income................................    $165,800      $32,710     $27,840     $26,265     $22,769    $21,522     $98,395
Interest expense (1)...........................    (101,021)     (17,544)    (14,069)    (12,748)     (9,339)    (8,253)    (44,408)
                                                  ----------------------------------------------------------------------------------
NET INTEREST INCOME ...........................      64,779       15,166      13,770      13,517      13,430     13,270      53,987

Provision for loan losses......................    (272,586)        (688)      7,325      37,429      10,093     14,661      69,508
                                                  ----------------------------------------------------------------------------------
NET INTEREST INCOME (LOSS) AFTER PROVISION
  FOR LOAN LOSSES....................              (207,807)      14,478      21,096      50,946      23,523     27,930     123,495

OTHER INCOME (EXPENSE):
Commission income..............................       8,886        2,083       2,430       1,835       1,782      1,400       7,446
Provision for losses on off-balance sheet
  credit risk............................            (6,170)       1,881      (7,642)      7,209      (5,043)    (5,127)    (10,603)
Derivatives and hedging activities.............        (341)        (367)       (802)       (320)     (6,667)      (199)     (7,988)
Impairment loss on securities..................     (44,268)          (8)         (3)       (875)        (75)         0        (953)
Gain on early extinguishment of debt...........       1,430            0           0         789           0          0         789
Gain on sale of securities available
  for sale.....................................         184           64           0      13,351       8,860          0      22,211
Gain (loss) on foreign currency exchange.......         301          330         (27)       (534)        176          3        (382)
Other income...................................         553          430         (91)         93           2         38          42
                                                  ----------------------------------------------------------------------------------
NET OTHER INCOME (EXPENSE).....................     (39,425)       4,412      (6,135)     21,547        (965)    (3,886)     10,562

TOTAL OPERATING EXPENSES.......................     (19,259)      (3,777)     (4,585)     (5,410)     (4,755)    (7,812)    (22,561)
                                                  ----------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS.......    (266,492)      15,113      10,376      67,084      17,803     16,233     111,496

DISCONTINUED OPERATIONS:
Loss from operations and disposal of
  business segment.............................      (2,346)        (103)          0           0           0          0           0
                                                  ----------------------------------------------------------------------------------
NET INCOME (LOSS)..............................   ($268,838)     $15,010     $10,376     $67,084     $17,803    $16,233    $111,496
                                                  =========      =======     =======     =======     =======    =======    ========
NET INCOME (LOSS) AVAILABLE FOR
  COMMON STOCKHOLDERS..........................   ($269,850)     $14,755     $10,127     $66,899     $17,803    $16,233    $111,130

-----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock
  dividend.....................................     ($15.56)       $0.85       $0.58       $3.65       $0.45      $0.41       $3.88

PERFORMANCE RATIOS
Return on average assets.......................       -6.47%        1.93%       1.46%       9.79%       2.83%      2.71%       4.24%
Return on average common stockholder's
  equity.......................................      -60.48%       18.69%      12.13%      70.25%      12.65%     11.15%      23.91%
Net interest margin............................        1.48%        1.75%       1.73%       1.78%       1.96%      2.07%       1.87%
Net interest spread............................        0.96%        1.11%       1.13%       1.18%       1.31%      1.41%       1.23%
Total operating expenses to average assets.....        0.46%        0.49%       0.65%       0.79%       0.76%      1.31%       0.86%

------------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.


                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                (In US$ millions)
                                                                                                     EXHIBIT VIII

-----------------------------------------------------------------------------------------------------------------
                                                          AMOUNT OUTSTANDING
                                                  ---------------------------------------------------------------
                                                    (A)          (B)          (C)
COUNTRY                                           31DEC02      30SEP03      31DEC03      (C) - (B)      (C) - (A)
                                                  ---------------------------------------------------------------

  ARGENTINA.....................................    $774         $452         $435         ($17)         ($339)
  BOLIVIA.......................................      14            0            0            0            (14)
  BRAZIL........................................   1,115        1,140        1,122          (18)             6
  CHILE.........................................      49           44          133           90             84
  COLOMBIA......................................     105           94          123           29             19
  COSTA RICA....................................      49           32           75           43             26
  DOMINICAN REPUBLIC............................     220          135           37          (98)          (184)
  ECUADOR.......................................      79           64           87           23              8
  EL SALVADOR...................................       9           21           31           10             22
  GUATEMALA.....................................      29           32           36            4              7
  JAMAICA.......................................      22           23           25            2              3
  MEXICO........................................     230          203          223           20             (7)
  NICARAGUA.....................................      12           10           14            4              2
  PANAMA........................................      19           44           44           (0)            25
  PARAGUAY......................................       2            1            0           (1)            (2)
  PERU..........................................     115          103          106            3             (8)
  TRINIDAD & TOBAGO.............................      84           77          100           23             16
  VENEZUELA.....................................     168           81           61          (20)          (107)
  OTHER (1).....................................     136          132          139            7              3
                                                  ------       ------       ------         ----          -----

TOTAL CREDIT PORTFOLIO (2)......................  $3,232       $2,689       $2,791         $102          ($441)

UNEARNED INCOME (3).............................     ($9)         ($4)         ($4)         ($1)            $5
                                                  ------       ------       ------         ----          -----

TOTAL CREDIT PORTFOLIO,
      NET OF UNEARNED INCOME....................  $3,222       $2,686       $2,787         $101           ($435)
                                                  ======       ======       ======         ====           =====

----------------------------------------------------------------------------------------------------------------

(1) Includes: (i) securities purchased under agreements to resell with Argentine counterparties of US$132 million at December 31, 2003, which were fully collaterized with US Treasury securities, and which the Bank classifies as US country risk; (ii) guarantees issued for US$7 million at December 31, 2003 to a Multilateral Bank in Honduras with shareholder composition of 16% in Guatemala, Costa Rica, El Salvador, Honduras, Nicaragua, 11% in Taiwan, and 9% in Mexico.

(2) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, customer liabilities' under acceptances, and contingencies, including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risks. Excludes credit commitments in the amount of US$56 million at December 31, 2003, of which US$32 million were in Brazil and US$24 million in Mexico.

(3)   Represents unearned income for loans.